NAME OF REGISTRANT: Skyworks Solutions, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

The following is an amended version of the exempt solicitation previously filed on EDGAR on March 31, 2025. The only change to the solicitation is the addition of language required by Securities and Exchange Commission (“SEC”) Compliance and Disclosure Interpretation (“C&DI”) 126.06 clarifying that the filer does not beneficially own more than $5 million in securities of the Registrant company.

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Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Green Century Equity Fund does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 5 on Skyworks Solutions, Inc.’s 2025 Proxy Statement:

Disclose Greenhouse Gas Emissions

Skyworks Solutions, Inc. Symbol: (SWKS)

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc. is the investment advisor to the Green Century Equity Fund and seeks your support for the climate-related proposal filed at Skyworks Solutions, Inc. (hereby referred to as “Skyworks” or the “Company”) in its 2025 proxy statement. The proposal asks the Company to disclose all material Scope 3 greenhouse gas emissions.

The Proponent believes taking such action would serve the long-term interests of the Company by reducing climate, competitive, and reputational risks while addressing investor concerns.

Resolved: Shareholders request that Skyworks disclose all material Scope 3 greenhouse gas emissions.

Supporting statement: In assessing materiality of a potential Scope 3 disclosure, proponents believe the company should examine whether a shareholder may reasonably consider the information important when making an investment or voting decision. Proponents recommend, at the board and management's discretion, that disclosures include consideration of:

·	Guidance in the GHG Protocol’s Corporate Value Chain (Scope 3) Accounting and Reporting Standard;[1]
·	Frameworks, benchmarks and processes developed by credible third parties including The Science Based Targets Initiative, Task Force for Climate-Related Financial Disclosures, and CDP.

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1 https://ghgprotocol.org/corporate-value-chain-scope-3-standard, 58

BACKGROUND

In 2024, the Earth’s average temperature exceeded 1.5 °C above pre-industrial levels for the first time.2 Each 1°C temperature rise will decrease global GDP by 12%.3 With 3°C of warming predicted by the end of the century, the world is set to experience declines in output, capital, and consumption that may exceed 50% by 2100.4

Meanwhile, the semiconductor industry accounted for as much carbon dioxide output as half of U.S. households in 2023 and, if mitigation efforts do not improve, the industry’s emissions from production alone will rise 8% annually and peak in 2045.5

Climate change impacts the financial performance of companies. Morningstar Sustainalytics reports that physical climate risk for worst-case warming scenarios could cost companies approximately $0.45 for every $1 of cumulative operating cash generated from their business activities between now and 2050.6

The risks climate change poses to companies are systemic, portfolio-wide, and undiversifiable. Given that the overall performance of financial markets determines 75-94% of portfolio returns, the health of the economy is key to the long-term performance of diversified shareholders’ portfolios.7 Therefore, the actions of companies affect not only their businesses, but the financial system as a whole and the overall portfolios of Skyworks’ diversified investors.

Skyworks’ current disclosures do not adequately address these risks. Its reporting lags standards set by investors and peers. Consequently, Skyworks is exposing itself to competitive risks, as well as failing to safeguard shareholder value.

RATIONALE FOR A “YES” VOTE

1.	Failure to meet investor expectations – Skyworks’ disclosures are insufficient to address the risks climate change poses to its business and excludes material information about the company’s exposure to climate risks.
2.	Competitive risk, including potential loss of market access – As major customers seek to meet their climate commitments, Skyworks faces competitive risks from more sustainable peers.
3.	Reputational risk – Skyworks lags peers in disclosing material categories of Scope 3 emissions, creating a poor image within the broader industry.

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2 https://wmo.int/news/media-centre/wmo-confirms-2024-warmest-year-record-about-155degc-above-pre-industrial-level

3 https://www.weforum.org/agenda/2024/06/nature-climate-news-global-warming-hurricanes/

4 https://www.theguardian.com/environment/article/2024/may/17/economic-damage-climate-change-report

5 https://www.bcg.com/publications/2023/why-chip-makers-need-to-focus-on-the-upcoming-decarbonization-challenges; https://www.bcg.com/publications/2023/a-plan-to-reduce-semiconductor-emissions

6 https://www.sustainalytics.com/esg-research/resource/investors-esg-blog/capturing-the-direct-and-indirect-risks-of-physical-climate-change-in-investment-portfolios

7 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters (2021)

I.	FAILURE TO MEET INVESTOR EXPECTATIONS

Investors expect companies to transparently and effectively mitigate climate risk. Skyworks’ failure to disclose its Scope 3 emissions omits material information on the company’s exposure to climate risks, as well as delays critical climate mitigation actions.

Companies cannot understand their carbon footprints or create plans to reduce them without complete information on where emissions and climate risks occur within their businesses. Emissions data allows companies and investors to assess emissions reduction progress, as well as hold companies accountable to setting and meeting well-informed climate goals.

Corporate actions to reduce climate risk, including comprehensive emissions disclosures, are critical to investors’ ability to reduce volatility and risk in their portfolios.

·	A survey of institutional owners and managers of assets averaging above USD $250 million found that 93% of investors believe climate issues are likely to affect the performance of investments over the next two to five years, and that 85% analyze the emissions of their investments.[8]
·	Another survey of 222 institutional investors found 88% are more likely to invest in companies that integrate financial and ESG data and 96% agree that integrated reporting can improve a company’s financial performance.[9]
·	A CDP report on supply chain engagement found that initiatives to reduce Scope 3 emissions resulted in $13.6 billion in collective savings for companies.[10]

Scope 3 emissions typically comprise the majority of companies’ carbon footprints and are thus essential to understanding and mitigating climate risks.

·	According to the CDP, Scope 3 emissions are, on average, 11.4 times greater than operational emissions from Scopes 1 and 2.[11]
·	Scope 3 emissions are often between 70 - 90% of a company’s overall carbon footprint.[12]
·	Scope 3 emissions across the value chain account for about 80% of semiconductor lifecycle emissions.[13]
·	Applied Materials, NXP Semiconductors, and Analog Devices reported that Scope 3 emissions account for 99%, 93%, and 89% of their carbon footprints, respectively.[14]

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8 https://www.gsb.stanford.edu/sites/default/files/publication/pdfs/cgri-survey-2024-institutional-investor-survey-sustainability_0.pdf, 4, 6.

9 https://trellis.net/article/what-sec-climate-disclosure-rule-means-institutional-investors/; https://www.workiva.com/sites/workiva/files/pdfs/thought-leadership/workiva-executive-benchmark-on-integrated-reporting-2025-en.pdf, 7.

10 https://cdn.cdp.net/cdp-production/cms/reports/documents/000/007/890/original/CDP_HSBC_Report_2024.pdf?1727343420, 15

11 https://www.bcg.com/publications/2023/why-some-companies-are-ahead-in-the-race-to-net-zero-and-reducing-emssions

12 https://www2.deloitte.com/uk/en/focus/climate-change/zero-in-on-scope-1-2-and-3-emissions.html; https://ghgprotocol.org/sites/default/files/2022-12/Scope%203%20Detailed%20FAQ.pdf, p. 2

13 https://discover.semi.org/rs/320-QBB-055/images/Transparency-Ambition-and-Collaboration-BCG-SEMI-SCC-20230919.pdf, 5

14 https://www.spglobal.com/market-intelligence/en/news-insights/articles/2024/2/path-to-net-zero-chipmakers-balance-physical-vs-carbon-footprint-growth-80390490; https://www.nxp.com/company/about-nxp/sustainability/environment-health-and-safety/emissions:EMISSIONS; https://www.analog.com/media/en/company-csr/2023-esg-report.pdf

Skyworks only discloses Scope 1 and 2 emissions, and a miniscule amount of total Scope 3 emissions.

·	Skyworks reported Scope 3 emissions associated with business travel to the CDP in 2024.[15]
·	Business travel typically accounts for about 5% of upstream Scope 3 semiconductor emissions and an even smaller portion of total Scope 3 emissions.[16]
·	Skyworks peer NXP reported that three categories of Scope 3 emissions are responsible for approximately 98% of total Scope 3 emissions, none of which are business travel.[17]
·	Peer Microchip Technology reported emissions from Purchased Goods and Services as its largest Scope 3 category.[18]

Without material Scope 3 emissions data, investors can neither assess the related risks to their portfolios nor compare Skyworks’ performance to its peers.

II.	COMPETITIVE RISK, INCLUDING LOSS OF MARKET ACCESS

Skyworks lags peers in disclosing material categories of its Scope 3 emissions. In its 10-K Skyworks notes the significant competition of the semiconductor markets as a risk factor.19 As competitors more effectively communicate and address climate risks, Skyworks faces a growing risk of competitive disadvantage.

Skyworks lags peers in disclosing Scope 3 emissions

·	Analog Devices discloses Scope 3 emissions inclusive of nine categories.[20]
·	Murata Manufacturing discloses 12 categories of its Scope 3 emissions.[21]
·	Applied Materials Inc., NXP Semiconductors, and Qualcomm report all 15 categories of Scope 3 emissions.[22]
·	Broadcom discloses 6 categories of its Scope 3 emissions.[23]
·	Rambus, also a mid-cap company like Skyworks, discloses Scope 3 emissions from material Scope 3 categories, including purchased goods and services, capital goods.

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15 https://www.skyworksinc.com/-/media/SkyWorks/Documents/Brochures/SustainabilityReport2023.pdf, 13

16 https://www.mckinsey.com/industries/semiconductors/our-insights/sustainability-in-semiconductor-operations-toward-net-zero-production

17 https://www.nxp.com/company/about-nxp/sustainability/environment-health-and-safety/emissions:EMISSIONS

18 https://ww1.microchip.com/downloads/aemDocuments/documents/corporate-responsibilty/sustainability/2023-Microchip-Sustainability-Report.pdf, 22

19 https://investors.skyworksinc.com/static-files/faf80c29-a694-4f82-b863-e9110374c219, 20

20 https://www.analog.com/media/en/company-csr/2023-esg-report.pdf, 66

21 https://corporate.murata.com/-/media/corporate/ir/library/murata-value-report/2024_e/murata-value-report-2024-all-for-viewing-e.ashx?la=en-us&cvid=20241205030412000000, 85

22 https://www.appliedmaterials.com/content/dam/site/company/csr/doc/2023_Sustainability_F.pdf.coredownload.inline.pdf, 93; https://www.qualcomm.com/content/dam/qcomm-martech/dm-assets/documents/2023-qualcomm-corporate-responsibility-report.pdf, 58; https://www.nxp.com/docs/en/supporting-information/Corporate-Sustainability-Report-2023.pdf, 149

23 https://docs.broadcom.com/doc/environment-social-governance-report, 53

Companies recognize the benefits of decarbonization, including reputational value, lower operating costs, higher valuations, and increased revenues.24 By delaying disclosures, Skyworks will continue to trail peers in climate mitigation and capitalizing on its benefits.

Key customers listed in Skyworks’ 10-K have ambitious climate commitments25

·	Apple has set a target to reduce Scope 1, 2, and 3 greenhouse gas emissions by 75% to reach its carbon neutral by 2030 goal.[26]
·	Amazon aims to reach net-zero carbon emissions across its operations by 2040, with servers, hardware and supply chain engagement as key strategies.[27]
·	Google has a goal to achieve net-zero emissions across its operations and value chain by 2030.[28]
·	Microsoft has an ambition to be carbon negative by 2030 and is asking its main suppliers to use 100% carbon-free energy by the end of the decade.[29]
·	Cisco, LG Electronics, Honeywell, Schneider Electric, Nokia, and Sony have all set GHG reduction goals inclusive of Scope 3 emissions.[30]

Skyworks’ 10-K also acknowledges that significant portions of its sales are concentrated among a limited number of customers.31 In 2024, Skyworks’ three largest accounts receivable balances comprised 80% aggregate gross accounts receivable, and Apple accounted for 69% of the company’s net revenue.32

A 2019 study by the CDP found that 43% of Supply Chain program members currently deselect existing suppliers based on their environmental performance, and a further 30% are considering implementing this policy.33

The company’s current disclosures leave customers unable to assess how Skyworks’ total emissions contribute to their carbon footprint. Thus, Skyworks risks losing significant market share to companies that will better help major customers achieve emissions reduction targets and the benefits of decarbonization.

III.	REPUTATIONAL RISK

The semiconductor industry is expected to reach $697 billion in sales in 2025 and $1 trillion in chip sales by 2030.34 The importance of semiconductors to the U.S. and global economy heightens key stakeholders’ attention to company’s climate risk management. Supply chain disruptions due to extreme weather, for example, have made climate change a component of major consulting firms’ outlook for the global semiconductor industry.35

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24 https://www.bcg.com/publications/2023/why-some-companies-are-ahead-in-the-race-to-net-zero-and-reducing-emssions

25 https://investors.skyworksinc.com/static-files/faf80c29-a694-4f82-b863-e9110374c219, 6

26 https://www.apple.com/environment/pdf/Apple_Environmental_Progress_Report_2024.pdf, 4

27 https://sustainability.aboutamazon.com/climate-solutions#Approach

28 https://sustainability.google/operating-sustainably/net-zero-carbon/

29 https://blogs.microsoft.com/on-the-issues/2025/02/13/progress-on-the-road-to-2030/; https://www.wsj.com/articles/microsoft-imposes-new-climate-requirement-on-suppliers-in-effort-to-lower-its-emissions-32169953

30 https://sciencebasedtargets.org/companies-taking-action#dashboard

31 https://investors.skyworksinc.com/static-files/faf80c29-a694-4f82-b863-e9110374c219, 15

32 https://investors.skyworksinc.com/static-files/faf80c29-a694-4f82-b863-e9110374c219, 62

33 https://cdn.cdp.net/cdp-production/cms/reports/documents/000/004/072/original/CDP_Supply_Chain_Report_2019.pdf, 6

34 https://www2.deloitte.com/us/en/insights/industry/technology/technology-media-telecom-outlooks/semiconductor-industry-outlook.html

35 https://www2.deloitte.com/us/en/insights/industry/technology/technology-media-telecom-outlooks/semiconductor-industry-outlook.html#endnote-73; https://www.cnbc.com/2024/10/03/helene-quartz-mine-semiconductor-north-carolina.html

In its 10-K, Skyworks recognizes the role climate change plays in attracting business, reporting that customers imposing environmental standards is a risk factor in its industry.36 Additionally, the Company states that “if our sustainability practices and disclosures do not meet the expectations and standards of our stockholders, customers, and other industry stakeholders, our reputation and business activities may be negatively impacted.”37

The semiconductor industry association founded The Semiconductor Climate Consortium (SCC) to speed up industry efforts to reduce greenhouse gas emissions.38 Skyworks’ peers, Analog Devices, NXP Semiconductors, and Qualcomm, are members of the Consortium.39 A SCC report claims: “Addressing Scope 3.1 emissions not only helps semiconductor companies align with regulatory frameworks... but also bolsters their brand reputation and attractiveness to environmentally conscious stakeholders.”40

Skyworks’ delay in disclosing the majority of its Scope 3 emissions exposes it to reputational risk as the industry grows in scale and importance.

IV.	CONCLUSION

Climate change presents competitive and reputational risks to Skyworks’ business. Its current greenhouse gas disclosures fail to provide material information to investors and delay key actions necessary to mitigate climate risk and capitalize on the net-zero transition. To meet investor expectations and enhance shareholder value, Skyworks should disclose all material Scope 3 emissions.

Shareholders are urged to vote FOR the proposal asking Skyworks to disclose all material Scope 3 greenhouse gas emissions.

For questions regarding this proposal, please contact Giovanna Eichner, Green Century Capital Management, geichner@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 5 following the instruction provided on the management’s proxy mailing.

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36 https://investors.skyworksinc.com/static-files/faf80c29-a694-4f82-b863-e9110374c219, 22

37 https://investors.skyworksinc.com/static-files/faf80c29-a694-4f82-b863-e9110374c219, 20-23

38 https://www.semi.org/en/industry-groups/semiconductor-climate-consortium

39 https://www.semi.org/en/industry-groups/scc/membership

40 https://acrobat.adobe.com/id/urn:aaid:sc:VA6C2:57693600-1f9d-49d7-8ef1-39c79a42a824, 11.